Exhibit 4.2

DESCRIPTION OF REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF
THE SECURITIES EXCHANGE ACT OF 1934

At December 31, 2019, First Horizon National Corporation (“FHN”) had two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (1) FHN’s common stock, par value $0.625 per share (“Common Stock”); and (2) FHN’s depositary shares, each representing a 1/4,000th interest in a share of FHN’s Non-Cumulative Perpetual Preferred Stock, Series A (“Series A Depositary Shares”).

The description of securities in this exhibit is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to FHN’s Restated Charter (the “Charter”) and FHN’s Bylaws (the “Bylaws”), each of which is an exhibit (3.1 and 3.2, respectively) to FHN’s Annual Report on Form 10-K for the year ended December 31, 2019. FHN’s Charter and Bylaws are subject to, and governed by, the laws of Tennessee, including especially the Tennessee Business Corporation Act, Title 48 of the Tennessee Code, chapters 11 through 27. In addition, the description of FHN’s Series A Depositary Shares is subject to and qualified in its entirety by reference to a Deposit Agreement, dated as of January 31, 2013 (the “Series A Deposit Agreement”), by and among FHN, Wells Fargo Bank, N.A., as depositary (the “Series A Depositary”), and the holders from time to time of depositary receipts described therein, which also is an exhibit (4.1) to FHN’s Annual Report on Form 10-K.

Authorized Capital Stock

At December 31, 2019, FHN’s authorized capital shares consist of 400,000,000 shares of Common Stock, and 5,000,000 shares of series preferred stock without par value (“Preferred Stock”).

FHN’s Board of Directors is authorized to create one or more series of Preferred Stock from the amount authorized and, for each series, to fix the powers (including voting power), designations, preferences, and relative, participating, optional, or other special rights along with any qualifications, limitations, or restrictions. At December 31, 2019, only one series has been designated, consisting of 1,000 shares of Non-Cumulative Perpetual Preferred Stock, Series A, liquidation preference $100,000 per share (the “Series A Preferred Stock”).

The outstanding shares of FHN’s Common Stock and Preferred Stock are fully paid and nonassessable.

Description of Common Stock

Voting Rights

Holders of Common Stock are entitled to one vote per share on all matters voted on by the stockholders, including the election of directors. FHN’s Common Stock does not have cumulative voting rights.

Dividend Rights

Subject to the rights of holders of outstanding shares of Preferred Stock, the holders of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by FHN’s Board of Directors in its discretion out of funds legally available for the payment of dividends.

The Series A Preferred Stock limits FHN’s ability to declare or pay dividends on, or purchase, redeem or otherwise acquire, shares of Common Stock in the event that FHN does not declare and pay (or set aside)

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dividends on the Series A Preferred Stock. See “Description of Series A Depositary Shares and Series A Preferred Stock” below.

Liquidation Rights

Subject to any preferential rights of outstanding shares of Preferred Stock, holders of Common Stock will share ratably in all assets legally available for distribution to FHN’s common stockholders in the event of dissolution.

Other Rights and Preferences

FHN’s Common Stock has no sinking fund or redemption provisions, and no preemptive, conversion, or exchange rights.

Listing

FHN’s Common Stock is listed on the New York Stock Exchange LLC under the symbol FHN.

Description of Series A Depositary Shares and Series A Preferred Stock

Relationship of Depositary Shares to Preferred Stock

All 1,000 designated shares of Series A Preferred Stock have been issued and are held by the Series A Depositary under the Series A Deposit Agreement. The Series A Depositary has issued 4,000,000 Series A Depositary Shares, which are evidenced by depositary receipts. Each Series A Depositary Share represents a 1/4,000th ownership interest in one share of Series A Preferred Stock held by the Series A Depositary. The holders of the Series A Depositary Shares, pro-rata through the Series A Depositary, may exercise, receive, and enjoy all the rights of the underlying Series A Preferred Stock.

The number of designated shares of Series A Preferred Stock may be increased by action of FHN’s Board without the consent of the current holder of Series A Preferred Stock or the holders of the Series A Depositary Shares.

Ranking

With respect to the payment of dividends and distributions of assets upon any liquidation, dissolution or winding-up, the Series A Preferred Stock ranks:

•	senior to FHN’s Common Stock and all other junior stock;

•	senior to or on a parity with each other series of preferred stock FHN may issue (except for any senior series that may be issued upon the requisite vote or consent of the holders of at least a two-thirds of the shares of the Series A Preferred Stock at the time outstanding and entitled to vote) with respect to the payment of dividends and distributions of assets upon any liquidation, dissolution or winding-up; and

•	junior to all existing and future indebtedness and other non-equity claims on us.

Voting Rights

The Series A Preferred Stock has no voting rights, except as required by Tennessee law and except for the following:

1.	Election of Two Directors if Dividends are Missed. If FHN fails to declare and pay six quarterly dividends, whether or not consecutive, the number of FHN’s directors will increase by two, and the holders of Series A Preferred Stock (along with any other series of Preferred Stock with voting parity rights) will be entitled to elect the two additional directors. The election right will
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end if FHN pays, in full, at least four consecutive quarterly dividends on the Series A Preferred Stock (along with any other series of Preferred Stock with voting parity rights) after the last missed quarter.

2.	Approval Required In Certain Situations. The affirmative vote of the holders of at least two-thirds of all of the shares of Series A Preferred Stock at the time outstanding and entitled to vote, voting separately as a class, is required to: (a) authorize or increase the authorized amount of, or issue shares of, any class or series of FHN’s capital stock ranking senior to the Series A Preferred Stock with respect to payment of dividends or as to distributions upon FHN’s liquidation, dissolution, or winding-up, or issue any obligation or security convertible into or evidencing the right to purchase, any such class or series of FHN’s capital stock; (b) amend the provisions of our Charter or restated bylaws so as to materially and adversely affect the special powers, preferences, privileges or rights of the Series A Preferred Stock, taken as a whole; or (c) consummate a binding share-exchange or reclassification involving the Series A Preferred Stock, or a merger or consolidation of us with or into another entity, unless the shares of the Series A Preferred Stock (i) remain outstanding or (ii) are converted into or exchanged for preference securities of the surviving entity or any entity controlling such surviving entity and such new preference securities have terms that are not materially less favorable than those of the Series A Preferred Stock.

Each holder of the Series A Preferred Stock will have one vote per share on any matter on which holders of the Series A Preferred Stock are entitled to vote, including any action by written consent. Whether the vote or consent of a majority or other portion of the Series A Preferred Stock and any voting parity stock has been cast or given on any matter will be determined by reference to the respective liquidation preference amounts of the Series A Preferred Stock and voting parity stock voted or covered by the consent.

Whenever the Series A Preferred Stock is entitled to vote, the Series A Depositary is required to notify holders of Series A Depositary Shares. Depositary Share holders may instruct the Series A Depositary to vote in proportion to the Depositary Shares held. The Series A Depositary may not vote in respect of Series A Depositary Shares as to which voting instructions are not given.

Dividend Rights

The holder of Series A Preferred Stock is entitled to receive dividends, if any, as may be declared from time to time by FHN’s Board of Directors in its discretion out of funds legally available for the payment of dividends. Any such dividends are payable in arrears on each January 10, April 10, July 10 and October 10, commencing April 10, 2013, at an annual rate of 6.20% of the liquidation preference amount. As mentioned below, the liquidation preference amount is $100,000 per share of Series A Preferred Stock (or $25 per Series A Depositary Share). Accordingly, the dollar amount of the dividend is $6,200 per share of Series A Preferred Stock (or $1.55 per Series A Depositary Share). Dividends on the Series A Preferred Stock are not cumulative; if FHN’s Board of Directors fails to declare a quarterly dividend, FHN has no obligation to pay dividends for that quarterly period at any future time.

No dividend may be declared or paid on the Common Stock unless the full amount for the Series A Preferred Stock, for the most recent quarterly period, has been declared and paid (or set aside for payment).

The Series A Depositary is required to distribute, pro-rata, all dividends it receives to the holders of Series A Depositary Shares, subject to applicable taxes and other governmental charges which FHN or the Series A Depositary is required to withhold or remit.

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Maturity and Redemption

The Series A Preferred Stock is perpetual. It has no maturity date, no mandatory redemption date, and no sinking fund requirement or process.

The holder of the shares of Series A Preferred Stock has no right to require purchase or redemption of those shares. Holders of Series A Depositary Shares similarly have no right to require purchase or redemption of those shares.

FHN may, at its option, redeem the Series A Preferred Stock (i) in whole or in part, from time to time, on any dividend payment date on or after April 10, 2018, or (ii) in whole, but not in part, at any time within 90 days following certain “Regulatory Capital Events” defined in FHN’s Charter, in either case at a redemption price equal to $100,000 per share (equivalent to $25 per Series A Depositary Share), plus the per share amount of any declared and unpaid dividends. Redemption of the Series A Preferred Stock would result in a corresponding redemption of Depositary Shares.

Liquidation Rights

If FHN voluntarily or involuntarily liquidates, dissolves or winds up its affairs, holders of the Series A Preferred Stock will be entitled to receive an amount per share (the “total liquidation amount”) equal to the liquidation preference of $100,000 per share (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends (but not including any undeclared dividends). The holder of the Series A Preferred Stock will be entitled to receive the total liquidation amount out of assets available for distribution to shareholders, after payment or provision for payment of our debts and other liabilities to creditors and subject to the rights of holders of any securities ranking senior to the Series A Preferred Stock with respect to distributions but before any distribution of assets is made to holders of Common Stock or any other shares ranking junior to the Series A Preferred Stock.

The Series A Preferred Stock may be fully subordinate to interests held by the U.S. government in the event of a receivership, insolvency, liquidation, or similar proceeding, including a proceeding under the “orderly liquidation authority” provisions of U.S. law.

If FHN’s assets are sufficient to pay part of, but not the total, liquidation amount to the holder of Series A Preferred Stock and all holders of any parity shares, the amounts paid to the holders of the Series A Preferred Stock and to such parity share holders will be paid pro rata in accordance with the respective total liquidation amounts.

Series A Preferred Stock is non-participating. If the applicable liquidation preference amounts have been paid in full to all holders of Series A Preferred Stock and of parity shares, the holders of Common Stock or any other shares ranking, as to such distribution, junior to the Series A Preferred Stock will be entitled to receive all of our remaining assets according to their respective rights and preferences, and the Series A Preferred Stock will not be entitled to participate in any such distribution.

For purposes of the liquidation rights, neither FHN’s sale, lease, exchange or transfer of all or substantially all of its property and assets, nor FHN’s consolidation, merger or other business combination with or into any other entity, will constitute a liquidation, dissolution, or winding-up of FHN’s affairs.

Other Rights and Preferences

FHN’s Series A Preferred Stock has no preemptive, conversion, or exchange rights.

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Listing

Series A Depositary Shares are listed on the New York Stock Exchange LLC under the trading symbol FHN PR A. The Series A Preferred Stock is not listed on any exchange, and is not registered under the Securities Exchange Act of 1934.

Charter and Bylaw Provisions which Might Operate to Deter a Change in Control Event

FHN’s Charter contains certain provisions which might discourage or delay attempts to gain control of FHN. Those Charter provisions include:

1.	providing that only the Board of Directors may fill any newly created directorships resulting from an increase in the number of directors (by means of amending the Bylaws);

2.	providing that only the Board of Directors may fill vacancies on the Board, including those caused by an increase in the size of the board, except for vacancies on the board resulting from a director’s removal (which shareholders may choose to fill);

3.	providing that shareholders may remove a director only for cause by the affirmative vote of at least a majority of the voting power of all outstanding voting stock;

4.	requiring the affirmative vote by holders of at least 80% of the voting power of all outstanding voting stock in order for FHN’s shareholders (a) to make, amend, or repeal any Bylaw provision, and (b) to adopt any Charter provision which is inconsistent with any Bylaw provision; and

5.	requiring the affirmative vote by holders of at least 80% of the voting power of all outstanding voting stock to alter any of the above provisions.

FHN’s Bylaws contain certain provisions which might have a similar effect. Those Bylaw provisions include:

1.	authorizing only the board of directors or FHN’s Chairman of the Board to call a special meeting of shareholders;

2.	requiring timely notice before a shareholder may nominate a director or propose other business to be presented at a shareholders’ meeting;

3.	requiring timely notice and adherence to certain procedures and restrictions before a shareholder’s nomination of a director may be included in FHN’s proxy materials; and

4.	requiring the affirmative vote by holders of at least 80% of the voting power of all outstanding voting stock in order for FHN’s shareholders to make, amend, or repeal any Bylaw provision.

In addition, in certain instances, the ability of FHN’s Board to issue authorized but unissued shares of common stock or preferred stock may have an anti-takeover effect.

This summary does not include the effects of laws and regulations which might, and in some cases would, significantly restrict the ability of anyone to gain control of FHN. The most significant of those are embodied in federal laws regulating control of banks and bank holding companies, and related regulations of the Board of Governors of the Federal Reserve.

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